UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Silver Oak Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

403 North Parkway, Suite 101
(No. and Street)

Jackson	TN	38305
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Chip	Allen	chipallen@silveroaksecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rodefer Moss & Co., PLLC
(Name – if individual, state last, first, and middle name)

608 Mabry Hood Road	Knoxville	TN	37932
(Address)	(City)	(State)	(Zip Code)

11/05/2023	910
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, George T. Allen, III, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Silver Oak Securities, Inc., as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CHARLOTTE GAINES STATE OF TENNESSEE NOTARY PUBLIC COUNTY OF CROCKETT

Signature: [signature]

Title: Chief Financial Officer

Exp May 19, 2026
Charlotte Gaines

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ■ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SILVER OAK SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

SILVER OAK SECURITIES, INC.
TABLE OF CONTENTS

FINANCIAL SECTION



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of Silver Oak Securities, Inc.

<u>Opinion on the Financial Statements</u>

We have audited the accompanying statements of financial condition of Silver Oak Securities, Inc. (the "Company") as of December 31, 2025 and 2024, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

<u>Basis for Opinion</u>

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.

<u>Auditors' Report on Supplemental Information</u>

The supplementary information on page 13 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on page 13 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rodefer Moss & Co, PLLC

We have served as Silver Oak Securities, Inc.'s auditor since 2022.
Knoxville, Tennessee
March 31, 2026

Listening Better, Trying Harder, Caring More. *That's Rodefer Moss.*

SILVER OAK SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2025 and 2024

	2025	2024
Assets		
Cash and cash equivalents	$ 1,404,106	$ 1,000,040
CRD account	2,489	8,627
Commissions receivable	5,161,566	4,221,945
Other receivables	209,489	120,739
Security deposit held by broker	15,298	15,228
Right of Use Asset, net	136,794	243,405
Income taxes receivable	10,132	55,130
Total assets	**$ 6,939,874**	**$ 5,665,114**
Liabilities and stockholders' equity		
Commissions payable	$ 4,464,486	$ 3,689,504
Accounts payable	296,426	110,022
Lease Liability	136,794	243,405
Total liabilities	4,897,706	4,042,930
Stockholders' equity		
Common stock		
Class A	55,225	55,225
Class B	1,978,300	1,978,300
Treasury Stock		
Class A	(198,000)	(198,000)
Accumulated deficit	206,642	(213,342)
Total stockholders' equity	2,042,167	1,622,184
Total liabilities and stockholders' equity	**$ 6,939,874**	**$ 5,665,114**

The accompanying notes are an integral part of these financial statements.

SILVER OAK SECURITIES, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2025 and 2024

	2025	2024
Revenue		
Commissions	$ 15,948,498	$ 14,099,859
Interest	26,606	20,502
Advisory fee earned	23,037,737	18,175,970
Investment banking success fees	6,040,704	4,912,020
Other income	1,903,553	1,217,326
Total revenues	46,957,098	38,425,677
Expenses		
Employee compensation and benefits	2,870,341	2,118,047
Commissions and RIA advisory fees	33,908,168	27,920,884
General office	1,632,512	1,490,537
Interest expense	1,475	3,482
Investment banking fee expense	5,877,002	4,807,103
Insurance expense	277,135	250,132
Advertising expense	308,101	295,140
Other expenses	1,567,599	1,111,545
Total expenses	46,442,333	37,996,871
Income before income taxes	514,765	428,806
Income Tax expense	94,781	147,823
Net income (loss)	$ 419,984	$ 280,984

SILVER OAK SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2025 and 2024

	Common Stock-Class A		Common Stock-Class B		Accumulated Earnings	Treasury Stock Class A	Total
	Shares	Amount	Shares	Amount			
Balance at January 1, 2024	76,000,000	$ 55,225	79,329,995	$ 1,978,300	$ (494,325)	$ (198,000)	$ 1,341,200
Net loss for the year	-	-	-	-	280,984	-	280,984
Balance at December 31, 2024	76,000,000	55,225	79,329,995	1,978,300	(213,342)	(198,000)	1,622,183
Net income for the year	-	-	-	-	419,984	-	419,984
Balance at December 31, 2025	**76,000,000**	**$ 55,225**	**79,329,995**	**$ 1,978,300**	**$ 206,642**	**$ (198,000)**	**$ 2,042,167**

The accompanying notes are an integral part of these financial statements.
-4-

SILVER OAK SECURITIES, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2025 and 2024

	2025	2024
Cash flows from operating activities		
Net income	$ 419,984	$ 280,984
Adjustments to reconcile net loss to net cash		
provided (used) by operating activities		
Increase in receivables	(1,022,231)	(813,540)
Increase in other assets	-	(90)
Increase in accounts payable	961,385	656,673
Increase in accrued income taxes	44,998	144,323
Net cash provided by operating activities	404,136	268,350
Net increase in cash and cash equivalents	**404,136**	**268,350**
Cash and cash equivalents at beginning of the period	1,015,268	746,918
Cash and cash equivalents at end of the period	$ 1,419,404	$ 1,015,268
Cash and Cash Equivalents Consist of:		
Cash	$ 1,404,106	$ 1,000,040
Clearing Deposit	$ 15,298	$ 15,228
Total Cash and Cash Equivalents	$ 1,419,404	$ 1,015,268
Cash payments for income taxes during the period:		
Income taxes	$ 43,973	$ -

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

A. Description of Business

The Company was chartered in January 1998. In January 1999, the Company received $16,100 upon issuance of 1,610,000 shares of common stock. Effective December 5, 2007, the Company was reorganized and changed its name from William Hopkins & Associates, Inc. to Silver Oak Securities, Inc. The outstanding common stock was exchanged for Class A common stock of Silver Oak Securities, Inc. Additionally, the Company issued Class B common stock.

The Company operates in the securities industry as an introducing broker, predominantly in the West Tennessee and East Tennessee areas.

B. Commissions Receivable

Trade accounts receivable are stated at the amount management expects to collect from balances outstanding at year end. Based on management's assessment of the credit history with its broker-dealer and other customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year end will be immaterial.

The Company adheres to Accounting Standards Codification ("ASC") Topic 326, *Financial Instruments – Credit Losses* ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g. based on the credit quality of the customer). The Company has commission, investment banking, and advisory stream revenues streams (including, but not limited to, receivables related to brokerage commissions) as impacted by the new guidance.

C. Revenue Recognition

The Company recognizes commission and fee income when it is earned. The Company's agents are involved in various transactions with unrelated parties which results in commission and fee income for the Company with the amount of the commission or fee either being negotiated on each respective transaction, dictated by fee agreement with the client, or dictated by selling agreements in place with the unrelated parties.

Commissions:
Individual securities transactions, executed through a clearing arrangement with StoneX are negotiated for each individual transaction and recognized at the time of settlement; mutual fund, variable annuity, and other application way sales commissions are dictated by the sales agreement and product class of each individual product detailing up front and trailing commissions, and are recognized at the sale date for up-front commissions and on the trail calculation date for trailing commissions;

Investment Advisory Fees:
Investment advisory fees are dictated by the advisory agreement signed by each individual client and are recognized on the calculation date of the fee set forth in the agreement.

Investment Banking Fees:

Investment banking fees are dictated by the contract between the seller and the representatives of Silver Oak Securities, Inc. and are recognized on the closing date of the transaction.

D. Income Taxes

Income taxes are provided using an asset and liability approach. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Deferred tax assets are recognized for the expected future tax benefit attributable to certain accrued expenses that are not deductible until paid. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities.

The Company recognizes a tax loss contingency when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management's judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. Although the tax years ending December 31, 2022 through December 31, 2025 remain open for examination by various taxing authorities, it is management's opinion that no significant uncertain tax positions remain open at December 31, 2025.

E. Cash Flows

For purposes of reporting cash flows, cash consists of cash on deposit. Highly liquid investments with a maturity of three months or less when purchased are considered cash equivalents. At December 31, 2025 and 2024, cash equivalents in the form of money market accounts totaled $526,612 and $179,178 respectively.

F. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

G. Concentrations of Credit Risk

The Company has an agreement with a broker-dealer whereby all of certain types of securities transactions must be cleared through that broker-dealer. Other securities transactions (primarily mutual fund transactions) are excluded from this agreement. In the event counterparties with whom the Company transacts business do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company does not anticipate nonperformance by clients or counterparties in the preceding situations. If either a customer or counterparty fails to perform, the Company may be required to discharge the obligation of the nonperforming party and, in such circumstances, the Company may

sustain a loss. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains its cash balances in three financial institutions located in West Tennessee and New York. Cash equivalents are insured up to $250,000 as of December 31, 2025 and December 31, 2024. As of December 31, 2025, the Company has $654,106 in uninsured cash balances.

Financial Institution	2025	2024
FirstBank	$ 580,200	$ 702,652
DIME Bank	297,294	118,210
Bank of Jackson	526,612	179,178
	$1,404,106	$1,000,040

H. Subsequent Events

Management has evaluated subsequent events through March 31, 2026, the date which the financial statements were available to be issued.

I. Commitments and Contingencies

Management has evaluated commitments and contingencies through March 31, 2026. As of December 31, 2025, the firm was not involved in any arbitration procedures. In the event of an arbitration claim, the maximum exposure from the arbitration is calculated and this exposure for arbitrations is added to Aggregate Indebtedness in the Net Capital Computation prepared by the firm.

J. Leases

The Company follows FASB ASC 842, *Leases*. The standard establishes a right of use ("ROU") model that requires a lessee to record an ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. Leases with a term of less than 12 months will not record a right of use asset and lease liability and the payments will be recognized into profit or loss on a straight-line basis over the lease term.

NOTE 2 – INCOME TAXES

The accompanying statements of financial condition include no deferred tax assets and liabilities.

The components of income tax expense are as follows:

	2025	2024
Current		
Federal	$55,079	$110,755
State	39,702	37.067
	$94,781	$ 147,822

The income tax provision differs from the (benefit) expense that would result from applying federal statutory tax rates to income (loss) before income taxes because of state income taxes and penalties paid by the company during the year. Changes in tax laws and rates affect recorded deferred tax assets and liabilities and the effective tax rate in the future.

NOTE 3 – CAPITAL STOCK

As a result of a business reorganization that was effective as of December 5, 2007, the Company's name changed from William E. Hopkins & Associates, Inc. to Silver Oak Securities, Inc. The Company is authorized to issue one hundred million (100,000,000) shares with no par value, with ten voting rights per share to be known as Class A stock, and one hundred million (100,000,000) shares with no par value, with one voting right per share to be known as Class B stock. As of December 31, 2025 and 2024, 76,000,000 shares of Class A stock have been issued and remain outstanding, and 79,329,995 shares of Class B stock have been issued and remain outstanding, respectively.

NOTE 4 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2025 and 2024, the Company paid commissions to related parties in the amount of $115,306 and $127,051, respectively.

The Company paid officer salaries in the combined amount of $664,161 and $619,299 to two employees who are also shareholders of the Company during the years ended December 31, 2025 and 2024, respectively.

NOTE 5 – OPERATING LEASE COMMITMENTS

The Company leases office space from Camp Holdings, LLC. This lease is a 10 year lease, modified on September 1, 2021 requiring monthly payments of $3,400 for the remaining 70 months of the lease. The Company also leases office space from Cogdill Capital, LLC. This lease is a 60 month lease with Cogdill Capital, LLC, entered into on January 1, 2022.

As discussed in Note 1, the Company records lease activity in accordance with ASC 842. The Company determines if our contractual agreements contain a lease at inception. A lease is identified when a contract allows for the right to control an identified asset for a period of time in exchange for consideration. The Company's lease agreements consist of operating leases for office space and a storage warehouse. The Company does not have material financing leases.

The Company's operating leases are included on the balance sheets as right-of-use lease assets and lease liabilities. A right-of-use lease asset represents the Company's right to use an underlying asset over the term of a lease, while a lease liability represents its obligation to make lease payments arising from the lease. Current and noncurrent lease liabilities are recognized on commencement date at the present value of lease payments. Right-of-use lease assets are also recognized on the commencement date as the total lease liability plus and/or minus prepaid rents, deposits, and lease incentives, if any. As the Company's leases typically do not provide an implicit rate, it uses its fully collateralized incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The incremental borrowing rate is influenced by market interest rates, credit ratings, and lease term and as such, may differ for individual leases.

The Company's lease agreements typically do not contain variable lease payments, residual value guarantees, purchase options, or restrictive covenants. Many of the Company's leases include the option to renew for a period of months to several years. The term of the Company's leases may include the option to renew when it is reasonably certain that the option will be exercised. If a lease agreements contains lease components (e.g., payments for rent) and non-lease components (e.g., payments for common area maintenance and parking), it is all accounted for as a single lease component.

Information regarding lease expense, remaining lease term, discount rate, and other select lease information is presented below as of and for the year ended December 31, 2025 and 2024:

Lease Costs	2025	2024
Operating lease expense	$ 118,800	$ 112,800
Short-term lease expense	0	0
Total lease expense	$ 118,800	$ 112,800

Other Lease Information		
Operating cash outflows from operating leases	$ 118,800	$ 112,800
Right-of-use lease assets obtained in exchange for new lease liabilities	$ -	$ -

Lease Term and Discount Rate	
Weighted average remaining lease term (in years)	1.25
Weighted average discount rate	6.75%

A summary of the maturity of lease liabilities as of December 31, 2025 is as follows:
Year ended December 31,

2026	123,600
2027	23,800
Total minimum lease payments	147,400
Less: amounts representing interest	(10,606)
Present value of lease liabilities	$ 136,794

The Company leases certain equipment and office facilities which are classified as operating lease agreements. These are month to month agreements and there are no future obligations as of December 31, 2025.
Lease payments in 2025 were $118,800.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the minimum capital requirements of several regulatory organizations. Under the most restrictive of these rules, the Company is required to maintain "adjusted net capital" in an amount

exceeding the greater of $5,000 or 6-2/3 percent of total aggregate indebtedness. As of December 31, 2025, this requirement totaled $317,394. The Company's net capital amounted to $1,146,345 as of December 31, 2025, exceeding the minimum capital requirement by $828,951. In addition, Rule 15c3-1 requires that the company's aggregate indebtedness not exceed 1500 percent of its net capital. The actual aggregate indebtedness to net capital ratio as of December 31, 2025 was 415.31 percent.

NOTE 7 – EMPLOYEE DEFERRED COMPENSATION PLAN

The Company offers a 401K, or Savings Incentive Match Plan for Employees, as a tax-deferred retirement savings plan. Employees become eligible for participation in the plan after one year of employment. The Company makes a matching contribution of up to 4% for each participating employee. The Company made matching contributions of $67,683 and $58,367 in 2025 and 2024, respectively. The Company may terminate the plan at any time.

NOTE 8 – SEGMENT REPORTING

The Company follows ASC 280, Segment Reporting, including the adoption of the amendments to FASB ASU 2023-07. The Company is engaged in a single line of business as a securities broker-dealer which is comprised of several classes of services including the sale of mutual funds, annuities, 529 plans, and investment advisory services. The Company has identified its President, William E. Hopkins II as the chief operating decision maker ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the company. Additionally, the CODM uses excess net capital, which is not   a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting practices.

SUPPLEMENTARY INFORMATION SECTION

SILVER OAK SECURITIES, INC.
COMPUTATION OF NET CAPITAL
For the Year Ended December 31, 2025

	Reported in Form X-17A-5	Reconciling Items	Reported in Audit Report
Computation of net capital			
pursuant to Rule 15c3-1 of the Securities and Exchange			
Commission Act of 1934 for Investment Advisory			
Total stockholder's equity from balance sheet/			
qualified for net capital	$ 2,042,167	$ -	$2,042,167
Deductions:			
Total non-allowable assets	(884,984)	-	(884,984)
Net capital before haircuts on securities positions	1,157,183	-	1,157,183
Haircuts on security positions	(10,838)	-	(10,838)
Net capital	**$ 1,146,345**	**$ -**	**$1,146,345**
Computation of basic			
net capital requirement			
Minimum net capital required	$ 317,394	$ -	$ 317,394
Minimum dollar net capital requirment	$ 5,000	$ -	$ 5,000
Net capital requirement	$ 317,394	$ -	$ 317,394
Excess net capital	$ 828,951	$ -	$ 828,951
Net capital less 10% of total aggregate indebtedness	$ 670,254	$ -	$ 670,254
Computation of			
aggregate indebtedness			
Total liabilities from balance sheet/			
aggregate indebtedness	$ 4,760,912	$ -	$4,760,912
Other unrecorded amounts	$ -	$ -	$ -
Percentage of aggregate indebtedness			
to net capital	415%	-	415%

The Company climed an exemption from Rule 15c3-3 under the provisions of Section (k)(2)(i) and (ii) and, as a result, has not included Schedule II, Computation for Determination of Reserve Requirements UnderSEC Rule 15c3-3, or Schedule III - Information Related to Possession or Control Requirements Under SEC Rule 15c3-3.

The Company clears all transactions with and for customers on a fully disclosed basis with an independent clearing broker or dealer. The Company promptly transmits all customers' funds and securities to the clearing broker or dealer, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4 of the SEC (as are cutomarily made and kept by a clearing broker or dealer)

See independent auditor's report.

AGREED UPON
PROCEDURES



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Shareholders of Silver Oak Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2025. Management of Silver Oak Securities, Inc. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and bank statements, noting no differences;

2) Compared the Total Revenue amount reported on the annual audited report Form X-17A-5 Part III for the year ended December 31, 2025, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
March 31, 2026

COMPLIANCE



Changing the Paradigm

Silver Oak Securities Inc.'s Exemption Report

Silver Oak Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed [an]exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)[3]:

(k)(2)(ii) Exemption - Applies to broker-dealers who, as introducing broker-dealers, clear all customer transactions on a fully-disclosed basis with a clearing broker-dealer, and who promptly transmit all customer funds and securities to such clearing broker-dealer. In these arrangements, the clearing broker-dealer carries all of the customer accounts of the introducing broker-dealer and maintains and preserves such books and records related to customer accounts as required by SEC Rules 17a-3 and 17a-4.

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Silver Oak Securities, Inc.

9729 Codgill Road
Suite 202
Knoxville, TN 37932

403 North Parkway
Suite 101
Jackson, TN 38305

731.668.3825 | information @silveroaksecurities.com | www.silveroaksecurities.com

Securities and Advisor Services Offered through Silver Oak Securities, Inc. Member FINRA $ SIPC



Silver Oak Securities
Changing the Paradigm

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[4] Footnote 74 of Release No. 34-70073 and the related SEC Staff Frequently Asked Questions contemplate a broker- dealer that: (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year. A broker-dealer that has one or more deviations from the practices described in Footnote 74 and the SEC Staff FAQs should consider whether it is appropriate for the broker-dealer to file a compliance report as opposed to the exemption report taking into account the nature and extent of the deviation or deviations.

I, George T. Allen, III, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chief Financial Officer

2/4/2025

9729 Codgill Road
Suite 202
Knoxville, TN 37932

403 North Parkway
Suite 101
Jackson, TN 38305

731.668.3825 | information @silveroaksecurities.com | www.silveroaksecurities.com

Securities and Advisor Services Offered through Silver Oak Securities, Inc. Member FINRA $ SIPC



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of Silver Oak Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Silver Oak Securities, Inc. (the "Company") as of December 31, 2025 and 2024, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplementary information on page 13 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on page 12 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rodefer Moss & Co, PLLC

We have served as Silver Oak Securities, Inc.'s auditor since 2022.
Knoxville, Tennessee
March 31, 2026